EXHIBIT 1
                                                                       ---------


NEWS RELEASE

January 28, 2003

ARC ENERGY TRUST ANNOUNCES 2002 FINANCIAL HIGHLIGHTS AND YEAR-END RESERVES
--------------------------------------------------------------------------------

CALGARY, January 28, 2003 (AET.UN and ARX - TSX) ARC Energy Trust ("theTrust") released today its financial and operating results for the twelve month period ending December 31, 2002.

FINANCIAL AND OPERATING HIGHLIGHTS
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                                                              Three Months Ended          12 Months Ended
($CDN thousands,                                                  December 31               December 31
except per unit and volume amounts)                           2002         2001          2002         2001
----------------------------------------------------------------------------------------------------------
FINANCIAL
Revenue before royalties                                   117,639      102,609       444,835      515,596
         Per unit(1)                                          0.93         0.94          3.72         5.05
         Per boe                                             30.58        25.31         28.73        32.76
Cash flow                                                   61,495       49,032       223,969      260,270
         Per unit(1)                                          0.49         0.45          1.87         2.55
         Per boe                                             15.99        12.10         14.46        16.54
Net income                                                  27,596       12,763        67,893      138,202
         Per unit(1)                                          0.22         0.12          0.57         1.36
Cash distributions                                          48,060       48,537       183,617      234,053
         Per unit(2)                                          0.39         0.45          1.56         2.31
Working capital (deficit)                                  (10,067)       5,805       (10,067)       5,805
Long-term debt                                             337,728      294,489       337,728      294,489
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OPERATING
Production
         Crude oil (bbl/d)                                  20,256       20,753        20,655       20,408
         Natural gas (mmcf/d)                                109.2        117.5         109.8        115.2
         Natural gas liquids (bbl/d)                         3,355        3,706         3,479        3,511
         Total (boe/d)(4)                                   41,808       44,034        42,425       43,111
Average prices
         Crude oil ($/bbl)                                   30.20        27.33         31.63        31.70
         Natural gas ($/mcf)                                  5.26         4.04          4.41         5.72
         Natural gas liquids ($/bbl)                         27.49        22.02         24.01        31.03
         Oil equivalent ($/boe)(4)                           30.58        25.31         28.73        32.76
----------------------------------------------------------------------------------------------------------
RESERVES
Established (proved plus risked probable) reserves
         Crude oil and NGL (Mbbl)                               --           --       117,241      114,243
         Natural Gas (Bcf)                                      --           --         408.8        385.5
         Total (Mboe)                                           --           --       185,371      178,496
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SUPPLEMENTAL
(thousands)
Trust units outstanding at end of period                   123,305      110,609       123,305      110,609
Trust units issuable for Exchangeable Shares                 3,139        1,083         3,139        1,083
Trust units outstanding and units issuable for
   Exchangeable Shares at end of period                    126,444      111,692       126,444      111,692
Weighted average units and Exchangeable Shares(3)          126,370      108,585       119,613      101,979
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TRUST UNIT TRADING STATISTICS
(based on daily closing price)
Unit prices ($)
         High                                                12.63        12.10         13.29        13.50
         Low                                                 11.11        10.49         11.11        10.41
         Close                                               11.90        12.10         11.90        12.10
Daily average trading volume (thousands)                       269          316           305          414
----------------------------------------------------------------------------------------------------------

(1)      based on weighted average trust units and exchangeable shares
(2) based on number of trust units outstanding at each cash distribution date
(3) includes trust units issuable for outstanding exchangeable shares based on the period average exchange ratio
(4)      natural gas converted to boe on a 6:1 basis

Page 2
ARC ENERGY TRUST


OPERATING AND FINANCIAL PERFORMANCE

The past year was characterized by fluctuating oil and gas commodity prices with oil prices ranging from a low of US$18 per barrel in January to highs of almost US$33 per barrel in December while gas prices plummeted to under $2.00 per mcf in July before rallying to in excess of $6.75 per mcf in December. Despite the challenges created by changing commodity prices, ARC Energy Trust ("the Trust") maintained stable distributions throughout the year while conforming to the Trust's policy of holding back up to 20 per cent of cash flow to be utilized for capital expenditures. This policy is designed to create long-term value for our unitholders. Stability and predictability of distributions remains a key objective for the Trust.

Production levels for the fourth quarter averaged 41,808 barrels of oil equivalent (boe) per day resulting in full year average production of 42,425 boe/d. The Trust's production portfolio was weighted 49 per cent to oil, 43 per cent to natural gas and eight per cent to natural gas liquids. Oil production increased 1.2 per cent to 20,655 barrels per day, natural gas production decreased 4.7 per cent to 109.75 million cubic feet (mcf) per day and natural gas liquids production decreased 0.9 per cent to 3,479 barrels per day.

In 2002, ARC focused its acquisition efforts on expanding its ownership in core areas where development opportunities exist. ARC made $119 million in net acquisitions, with the Ante Creek, Medicine River and Lougheed areas accounting for most of the activity. The largest single purchase was a $71 million acquisition of properties in the Ante Creek and Brown Creek areas that closed late in the year. The acquisition of the Ante Creek lands was of particular importance as it provides virtual control of the Ante Creek Montney oil pool and access to an extensive land base in the area. ARC has an active development drilling program currently underway at Ante Creek and is looking to expand the pilot waterflood program initiated by the previous owners of the new lands acquired.

Average oil prices, after hedging losses, were relatively unchanged compared to 2001, but prices for natural gas liquids and natural gas declined by approximately 23 per cent resulting in a decrease of 12 per cent in the average price received. The decrease in average prices combined with the small decline in production volumes resulted in a 13.7 per cent decline in revenue.

Operating costs increased to $6.45/boe in 2002 from $5.47/boe in 2001. This increase can be primarily attributed to higher costs on the Trust's non-operated properties as those operators performed maintenance and conducted turnarounds which increased operating costs and temporarily reduced volumes resulting in higher per unit operating costs.

The Trust's operating netback for the year was $16.78 compared to $20.15 in 2001. The decrease in operating netbacks is primarily due to the 23 per cent decline in natural gas and natural gas liquids prices net of royalties and to a lesser degree the increase in operating costs. General and Administrative ("G&A") expenses increased to $0.99/boe from $0.75/boe in 2001. The increase in G&A expense was primarily due to staff additions in late 2001 and early 2002 as well as changes to ARC's benefit plan. The Trust's G&A costs are continuously benchmarked against those of other companies comparable in size. ARC's G&A is typically lower than the Trust's peers when all capitalized and expensed costs are included.

Cash flow from operations for the fourth quarter was $61.5 million, bringing the full year total to $224 million, a 13.9 per cent decrease over 2001 cash flow of $260 million. Net income for 2002 was $67.9 million compared to $138.2 million in 2001. The drop in net income is partially due to a one-time non-cash expense of $25.9 million for the internalization of the management contract that took place in the third quarter of 2002. Prior to the internalization expense, the net income would have been $93.8 million.

TAXATION OF CASH DISTRIBUTIONS

Cash distributions are comprised of a return of capital portion (tax deferred) and a return on capital portion (taxable). For cash distributions received by a Canadian resident, outside of a registered pension or retirement plan in the 2002 taxation year, the split between the two is 68 per cent taxable with the remaining 32 per cent being tax deferred. For a more detailed breakdown, please visit our website at WWW.ARCRESOURCES.COM.

Page 3
ARC ENERGY TRUST


For 2003, ARC estimates that 60 to 70 per cent of cash distributions may be taxable; 30 to 40 per cent may be return of capital and used to reduce a unitholder's cost base on trust units held. Actual amount taxable will be dependent on commodity prices experienced throughout the year.

CAPITAL EXPENDITURES

Total capital expenditures including acquisitions were $207 million in 2002 ($625 million in 2001). Capital expenditures during 2002 included $88 million incurred on development drilling, geological, geophysical and facilities expenditures as ARC continues to develop its asset base, and $119 million on net acquisitions. Total established reserve finding, development and acquisition costs for 2002 were $9.27/boe compared to $9.75/boe for 2001.

Fourth quarter development activities resulted in a working capital deficit at year end of $10.1 million with the costs associated with December drilling and other expenditures incurred and accrued for as at December 31, 2002.

CASH DISTRIBUTIONS

In 2002, ARC distributed a total of $1.56 per Trust unit ($2.31 in 2001) for total cumulative distributions of $10.64 per Trust unit (including the January 15, 2003 cash distribution) since inception in 1996. A total of $40.4 million representing 18 per cent of cash flow was deducted from cash flows to fund a portion of the capital expenditures program and for contributions to the reclamation fund. This is in line with ARC's distribution policy to withhold up to 20 per cent of cash flow net of the reclamation fund contributions. ARC typically has one of the highest holdback levels in our sector. We believe it is essential to focus on production replacement activities partially funded by cash flow in order to enhance long-term unitholder returns.

Monthly cash distributions for the first quarter of 2003 are set at $0.15 per unit subject to review should commodity prices fluctuate materially. Revisions to monthly distributions are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices. Any differences between cash available for distribution and actual cash distributions in any quarter are adjusted for in the ensuing quarter's monthly distribution.

HEDGING

Average prices received by the trust in 2002 were $31.63/bbl for oil, $4.41/mcf for gas and $24.01/bbl for natural gas liquids. These prices include a hedging gain of $0.55/mcf for natural gas and a loss of $3.64/bbl for oil. Average prices received in 2001 were $31.70/bbl for oil, $5.72/mcf for natural gas and $31.03/bbl for natural gas liquids. 2001 prices included a hedging gain of $0.22/mcf for natural gas and a loss of $1.30/bbl for oil. On an oil equivalent basis the average price in 2002 decreased to $28.73/boe from $32.76/boe in 2001.

For 2003, ARC has hedged approximately 50 per cent of oil production volumes at an average price of approximately US $26.00/bbl and 30 per cent of gas production at an average price of approximately $5.30/mcf. Recent increases in commodity prices together with the Trust's 2003 hedging program contributed to the announced increase for 2003 first quarter distributions to $0.15 per unit per month.

YEAR-END RESERVES

The Trust replaced 145 per cent of production in 2002 at an average cost of $8.87 per boe for proved reserves and $9.27 per boe for established reserves. A significant component of the Trust's capital program was directed towards converting probable and proved undeveloped reserves to proved producing reserves, resulting in lower total cost per unit for proved reserves relative to established reserves. The success of our 2002 development capital program resulted in significant positive reserve revisions for the seventh straight year.

Page 4
ARC ENERGY TRUST


Year-end established reserves increased from 178 Mboe in 2001 to 185 Mboe in 2002. Total proved reserves increased by five per cent from 2001 while probable reserves decreased by three per cent reflecting the conversion of a significant volume of reserves from the probable category to proved. Proved reserves now represent 84 per cent of established reserves. ARC's established reserve life index (RLI), calculated using GLJ's year-end reserves and ARC's guidance for 2003 production of 42,150 boes per day, increased to 12.0 years.

The following table provides year-end reserves as evaluated by Gilbert Laustsen Jung Associates Ltd (GLJ), independent petroleum consultants.

RESERVES SUMMARY 2002

                               Crude                         Natural      Oil Equivalent  Oil Equivalent
                                Oil           NGL's            Gas             2002             2001
                              (mbbl)          (mbbl)          (bcf)           (mboe)           (mboe)
--------------------------------------------------------------------------------------------------------
Proved Producing               70,374          8,863          296.6          128,664         123,810
Proved Non-Producing           15,390          1,640           59.6           26,976          23,929
Total Proved                   85,764         10,503          356.2          155,640         147,739
Probable                       38,753          3,193          105.1           59,461          61,514
Established*                  105,141         12,100          408.8          185,371         178,496

*Established = proved plus 50 per cent probable


RESERVE RECONCILIATION

-----------------------------------------------------------------------------------------------------------------
                             Crude Oil (mbbl)           NGLs (mbbl)        Natural Gas (bcf)       Total (mboe)
                                      Risked                  Risked                 Risked               Risked
                             Proved  Probable        Proved  Probable      Proved  Probable      Proved  Probable
-----------------------------------------------------------------------------------------------------------------
Reserves:
   December 31/01            82,695    19,937         9,962     1,649       330.5      55.0     147,739    30,757
-----------------------------------------------------------------------------------------------------------------
   Net Acquisitions           5,270       729           574       (32)       36.6       2.0      11,944     1,027
   Development activities     1,574       224           129        28         8.4       1.8       3,097       545
   Production                (7,539)       --        (1,270)       --       (40.1)       --     (15,485)       --
   Revisions                  3,764    (1,513)        1,108       (48)       20.8      (6.2)      8,345    (2,598)
-----------------------------------------------------------------------------------------------------------------

Reserves:
 December 31/02              85,764    19,377        10,503     1,597       356.2      52.6     155,640    29,731
-----------------------------------------------------------------------------------------------------------------

RESERVE REPLACEMENT COSTS

Despite a historical industry trend towards higher reserve replacement costs in aggregate, the Trust's total finding, development and acquisition ("FD&A") costs for established reserves in 2002 were $9.27 per boe, five per cent lower than 2001. On a proved reserve basis, FD&A costs dropped 22 per cent to $8.87 per boe. The Trust's acquisitions (net of dispositions) resulted in unit costs of $9.97 per boe proved and $9.18 per boe for established reserves.

A very active capital program partially directed to converting probable reserves to proved resulted in finding and development costs, excluding acquisitions but including revisions, of $7.71 per boe proved and $9.40 per boe for established reserves.

The Trust's major development activities in 2002 included development drilling, completions and well tie-ins at Ante Creek, Lougheed, Alida, Youngstown, Midale, Weyburn, and House Mountain.

Page 5
ARC ENERGY TRUST


At year-end 2002 ARC held 510,135 net developed acres, an increase of eight per cent compared to 472,283 in 2001. In 2002, ARC held 282,678 net undeveloped acres of land compared to 278,920 in 2001.

FINDING, DEVELOPMENT AND ACQUISITIONS COSTS

                                                     2002        2001       2000
--------------------------------------------------------------------------------
($ THOUSANDS)
Capital expenditures                               88,278     102,218     54,040
Net acquisitions                                  119,113     522,659    153,877
Total CAPEX and Net Acquisitions                  207,391     624,877    207,917
--------------------------------------------------------------------------------
(THOUSANDS)
Net change in Established reserves
   after production                                 6,875      48,344     30,268
Annual Production                                  15,485      15,736     10,012
Annual reserve additions                           22,360      64,080     40,280
--------------------------------------------------------------------------------
($/BOE)
F & D costs                                          9.40       12.28       8.66
Acquisition costs                                    9.18        9.37       4.52
Total Annual finding, development and
  Acquisitions costs                                 9.27        9.75       5.16
Three year rolling average                           8.21        6.94       4.95
Cumulative since inception                           6.59        6.32       4.93
--------------------------------------------------------------------------------

OUTLOOK

The Trust's objective is to provide the highest possible long-term returns to unitholders by consistently focusing on adding production and reserves in a cost effective manner. ARC's Board of Directors has approved a $115 million capital expenditure budget for 2003 with funds directed at further development of the Trust's five core areas. ARC expects commodity prices to continue to fluctuate in 2003. We will continue to focus on our business practices of ensuring acquisitions are strategic and enhance unitholder returns; efficiently replacing reserves; controlling costs; and, actively hedging a portion of our production to provide stability and enhance long-term returns.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $1.8 billion. The Trust currently has an interest in oil and gas production of over 42,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

                 For further information about ARC Energy Trust, please visit our website WWW.ARCRESOURCES.COM or contact:

         Investor Relations, E-mail: arc_energy_trust@arcresources.com
         Telephone: (403) 503-8600                 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
             2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9